UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Chembio Diagnostics, Inc.
(Name of Issuer)

Common stock, $0.01 par value per share
(Title of Class of Securities)

163572209
(CUSIP Number)

Alexis Steinmetz
c/o Biosynex SA
22 Boulevard Sébastien Brant
67400 Illkirch-Graffenstaden, France
+33 (0)6 70 86 00 15

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

April 27, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 163572209

1	NAMES OF REPORTING PERSONS
BIOSYNEX SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,059,993 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,059,993 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,059,993 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 163572209

1	NAMES OF REPORTING PERSONS
BIOSYNEX U.S. HOLDINGS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,059,993 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,059,993 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,059,993 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No. 163572209

1	NAMES OF REPORTING PERSONS
PROJECT MERCI MERGER SUB, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
37,059,993 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
37,059,993 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
37,059,993 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Project Merci Merger Sub, Inc. (“Merger Sub”) is the record holder of the 37,059,993 shares of common stock reported herein. Merger Sub is a wholly-owned subsidiary of Biosynex U.S. Holdings, Inc. (“Holdco”). Holdco is a wholly-owned subsidiary of Biosynex SA (“Biosynex”). As such, each of Holdco and Biosynex may be deemed to have or share beneficial ownership of the shares of common stock held directly by Merger Sub.

(2)
Based on 37,059,993 shares of common stock stated to be outstanding as of April 27, 2023 in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2023.

SCHEDULE 13D

Item 1	Security and Issuer

The title and class of securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the shares of common stock, par value $0.01 per share (the “Common Stock”), of Chembio Diagnostics, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 3661 Horseblock Road, Medford, NY 11763.

Item 2	Identity and Background

This Schedule 13D is being filed by the following (each, a “Reporting Person” and together the “Reporting Persons”):
(i)	Biosynex SA, a French société anonyme (“Biosynex”);
(ii)	Biosynex U.S. Holdings, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Biosynex (“Holdco”); and
(iii)	Project Merci Merger Sub, Inc., a Nevada corporation and a wholly-owned indirect subsidiary of Biosynex (“Merger Sub”).

Biosynex is a French société anonyme. Founded in 2005 and based in Illkirch-Graffenstaden in Alsace, France, Biosynex designs, manufactures and distributes Rapid Diagnostic Tests (RDTs) as well as diagnostic equipment for healthcare professionals and the general public, aiming to improve patient care through rapid results and ease of use.

Holdco is a Delaware corporation that was formed on January 25, 2023, solely for the purpose of serving as the holding company for Merger Sub in connection with the Offer and Merger (each as defined in Item 4 below). Holdco has conducted no business activities other than those incidental to its formation and relating to the structure, negotiation and completion of the Offer and the Merger. Holdco is a wholly-owned direct subsidiary of Biosynex.

Merger Sub is a Nevada corporation that was formed on January 25, 2023, solely for the purpose of completing the Offer and Merger. Merger Sub has conducted no business activities other than those incidental to its formation and relating to the structure, negotiation, and completion of the Offer and the Merger. Merger Sub is a wholly-owned indirect subsidiary of Biosynex.

The principal executive offices of the Reporting Persons are located at 22 Boulevard Sebastien Brant, 67400 Illkirch-Graffenstaden, France. The telephone number of the Reporting Persons’ principal executive offices is +33 (0)3 88 77 57 21. The name, citizenship, principal occupation or employment address of each executive officer and director of each of the Reporting Persons is set forth in Schedule I, which is incorporated herein by reference.

During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any executive officer, director or controlling person of the Reporting Persons named on Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and to the best knowledge of the Reporting Persons, none of the persons named on Schedule I is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration.

Biosynex paid an aggregate of approximately $25 million to complete the Offer and Merger (each as defined in Item 4 below) and to pay certain related fees, costs and expenses. Biosynex financed the Offer, the Merger, and such fees, costs and expenses through Biosynex’s available cash on hand.

Item 4	Purpose of the Transaction

On January 31, 2023, the Reporting Persons entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company. In accordance with the Merger Agreement, on February 14, 2023, Merger Sub commenced a cash tender offer (the “Offer”) to purchase all outstanding shares of Common Stock at a price of $0.45 per share (the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 14, 2023 (the “Offer to Purchase”), incorporated by reference from Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on February 14, 2023 (as amended, the “Schedule TO”), and the related Letter of Transmittal, incorporated by reference from Exhibit (a)(1)(B) of the Schedule TO.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Tender Offer – 8. Certain Information Concerning Parent and Purchaser,” “The Tender Offer – 9. Source and Amount of Funds,” “The Tender Offer – 10.  Background of the Offer; Past Contacts or Negotiations with CEMI,” “The Offer – 11.  The Merger Agreement; Other Agreements,” and “The Tender Offer – 12.  Purpose of the Offer; Plans for CEMI” is incorporated herein by reference.

The Offer expired at 6:00 p.m., New York City time, on Wednesday, April 26, 2023.  Based upon information provided by Securities Transfer Corporation, the depositary and paying agent for the Offer (“Depositary and Paying Agent”), 18,874,498 shares of Common Stock were validly tendered and not withdrawn prior to the expiration of the Offer, representing approximately 50.93% of the issued and outstanding shares of Common Stock. On April 26, 2023, Merger Sub accepted for payment all validly tendered and not withdrawn shares of Common Stock and promptly made payment for such shares in accordance with the terms of the Offer and applicable law.

Following Merger Sub’s acceptance for payment of all validly tendered and not withdrawn shares of Common Stock, on April 27, 2023, pursuant to the terms of the Merger Agreement and in accordance with Section 92A.133 of the Nevada Revised Statutes, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned and indirect subsidiary of Biosynex. At the effective time of the Merger, each share of Common Stock (except for shares that were validly tendered and irrevocably accepted for purchase pursuant to the Offer or held by the Company as treasury shares, owned by a wholly-owned Company subsidiary or held by Biosynex or its subsidiaries) was converted into the right to receive $0.45 per share, net to the holder in cash, without interest but subject to any applicable tax withholding. Each of the Company’s unvested restricted stock units (“RSUs”) that were outstanding immediately prior to the effective time of the Merger (including each unvested RSU that became vested at the time of acceptance of payment related to the Offer or the effective time of the Merger) was automatically cancelled and converted into the right to receive $0.45 per share, net to the holder in cash, without interest but subject to any applicable tax withholding. Each Company stock option outstanding immediately prior to the effective time of the Merger was automatically terminated for no consideration. As a result of the Merger, the registration of the shares of Common Stock under the Securities Exchange Act of 1934, as amended, was terminated and, on April 27, 2023, the shares of Common Stock ceased to be traded on The Nasdaq Stock Market.

The summary of certain provisions of the Merger Agreement in this Schedule 13D is qualified in its entirety by reference to the Merger Agreement itself, which is attached as Exhibit 1 hereto and is incorporated herein by reference.

In connection with the Merger, the officers and directors of the Company resigned, and the officers and directors of Merger Sub immediately prior to the effective time of the Merger became the officers and directors of the Company. Pursuant to the Merger Agreement, at the effective time of the Merger, the articles of incorporation of the Company and the bylaws of the Company were each amended and restated in their entirety.

As of the date of this Schedule 13D, and except as otherwise provided in the Offer to Purchase, the business and operations of the Company have continued to be conducted substantially as they were conducted prior to the Merger. Biosynex is conducting a detailed review of the Company and its assets, corporate structure, capitalization, indebtedness, operations, properties, policies, management and personnel, and will consider what, if any, changes would be desirable with a view to optimizing development of the Company’s potential. In the normal course of its business, Biosynex may pursue acquisitions of other companies in the Company’s industry and look to combine those companies with the Company. Except as described above, the Reporting Persons have no present plans or proposals that would relate to or result in any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, any material change in the Company’s capitalization or dividend policy, or any other material change in the Company’s corporate structure or business.

Other than as described in this Scheduled 13D, the Reporting Persons currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of the General Instructions to Schedule 13D.

Item 5	Interest in the Securities of the Issuer

(a)-(b) As a result of the purchase of the shares of Common Stock pursuant to the Offer, immediately following the acceptance of the shares on April 26, 2023, Merger Sub beneficially owned 18,874,498 shares of Common Stock, representing approximately 50.93% of the issued and outstanding shares of Common Stock.

Following Merger Sub’s acceptance for payment of all validly tendered and not withdrawn shares of Common Stock, on April 27, 2023, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company.  As a result of the Merger, the Reporting Persons beneficially own 37,059,993 shares of Common Stock, representing 100.00% of the issued and outstanding shares of Common Stock.

Biosynex, Holdco and Merger Sub may be deemed to share the power to vote or direct the voting, and to dispose or direct the disposition of all of the shares of Common Stock beneficially owned by the Reporting Persons.

(c) The information set forth in Item 4 is incorporated herein by reference.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company or its subsidiaries.

Item 7	Material to be Filed as Exhibits

Exhibit No.	Description
1
Agreement and Plan of Merger, dated as of January 31, 2023, by and among Biosynex SA, Project Merci Merger Sub, Inc. and Chembio Diagnostics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on July 31, 2023).

2	Offer to Purchase, dated February 14, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO-T filed by Biosynex, Holdco and Merger Sub on February 14, 2023, as amended).
3	Letter of Transmittal, dated February 14, 2023 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO-T filed by Biosynex, Holdco and Merger Sub on February 14, 2023, as amended).
4	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2023

PROJECT MERCI MERGER SUB, INC.

	By	/s/ Larry Abensur
	Name:	Larry Abensur
	Title:	President

BIOSYNEX U.S. HOLDINGS, INC.

	By	/s/ Larry Abensur
	Name:	Larry Abensur
	Title:	President

BIOSYNEX SA

	By	/s/ Larry Abensur
	Name:	Larry Abensur
	Title:	Chief Executive Officer

Schedule I

1.          Project Merci Merger Sub, Inc.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Merger Sub are set forth below. The current business address of each person is c/o Biosynex SA, 22 Boulevard Sebastien Brant, 67400 Illkirch-Graffenstaden, France and the business telephone number of each such person is +33 (0)3 88 77 57 21. Unless otherwise noted, each such person is a citizen of France.

Name	Position at Project Merci Merger Sub, Inc.
Larry Abensur	President, Director
Thierry Paper	Secretary, Treasurer

2.          Biosynex U.S. Holdings, Inc.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Holdco are set forth below. The current business address of each person is c/o Biosynex SA, 22 Boulevard Sebastien Brant, 67400 Illkirch-Graffenstaden, France and the business telephone number of each such person is +33 (0)3 88 77 57 21. Unless otherwise noted, each such person is a citizen of France.

Name	Position at Biosynex U.S. Holdings, Inc.
Larry Abensur	President, Director
Thierry Paper	Secretary, Treasurer

3.          Biosynex SA

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Biosynex are set forth below. The current business address of each person is c/o Biosynex SA, 22 Boulevard Sebastien Brant, 67400 Illkirch-Graffenstaden, France and the business telephone number of each such person is +33 (0)3 88 77 57 21. Unless otherwise noted, each such person is a citizen of France.

Name	Position at Biosynex SA
Larry Abensur	Chief Executive Officer, Chairman of the Board
Thierry Paper	Deputy CEO-Research & Development, Director
Thomas Lamy	Deputy CEO-Professional Diagnostic Unit, Director
Elie Fraenckel	Former Chief Financial, Human Resource Officer, current Director
ALA FINANCIERE, represented by Larry Abensur	Director
Oren Bitton	Deputy CEO - OTC Business Unit

Larry Abensur
Larry Abensur co-founded Biosynex with Thierry Paper and Thomas Lamy in 2005. From 2005 to October 2010, Mr. Abensur was a co-manager of Biosynex. Since June 2015, Mr. Abensur has overseen the launch of Biosynex, a medtech leader in rapid diagnostic tests (RDTs). Mr. Abensur currently serves as Chief Executive Officer of Biosynex and also serves on the board of directors of Biosynex Swiss SA, Biosynex Premier SA, Theradiag SA, Biosynex, Laboratoire SBH SAS, and Gie Lab Otc. Mr. Abensur received an engineering degree from the Ecole Nationale Supérieure de Chimie de Paris (ENSCP). Mr. Abensur also holds an MBA from INSEAD.

Thierry Paper
Thierry Paper co-founded Biosynex with Larry Abensur and Thomas Lamy in 2005. From 2005 to June 2015, Mr. Paper was general and operational director of Biosynex. In June 2015, Mr. Paper became a Deputy Managing Director of Biosynex. After a first and a second cycle in pharmaceutical studies at the University of Paris V, Mr. Paper completed a MBA at the Ecole Nationale des Ponts et Chaussées. He also holds a D.E.S (Diplôme d’Etudes Spécialisées) in medical biology from the University of Paris V.

Thomas Lamy
Thomas Lamy co-founded Biosynex with Larry Abensur and Thierry Paper in 2005. In June 2015, Mr. Lamy became Deputy Managing Director and from August 2022 he held the position of Vice-President of Biosynex. Mr. Lamy is a graduate from an Agricultural Engineering program. Mr. Lamy also holds a PhD in Engineering from the National Polytechnic Institute of Lorraine. He also completed an MBA at the Ecole des Hautes Etudes Commerciales (HEC) in Paris.

Elie Fraenckel
Elie Fraenckel joined Biosynex in 2005, when the company was founded. Mr. Fraenckel was the Chief Financial & Human Resources Officer of Biosynex from 2005 to 2022, supporting Biosynex during its IPO in 2012. Mr. Fraenckel has been involved in Biosynex’s external growth since 2012. Mr. Fraenckel holds a degree in accounting and business law.

ALA FINANCIERE
ALA FINANCIERE is a French Société à responsabilité limitée with its principal executive offices located at 8 rue du Général Ducrot, 67000 Strasbourg, France. It is controlled and represented by Larry Abensur.

Oren Bitton
Oren Bitton joined Biosynex in 2011, as OTC Sales Director and became Deputy CEO in charge of the OTC Business Unit in 2022. With more than 25 years of various experiences in the healthcare industry, Mr. Bitton is a graduate from HEC Paris where he completed an Executive Master of Sciences in general management.